UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  SEC FILE NUMBER

000-55514

CUSIP NUMBER

47760R101

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☐Form 10-K    ☐Form 20-F    ☐Form 11-K    ☒Form 10-Q    ☐Form 10-D    ☐Form N-SAR    ☐Form N-CSR

For Period Ended:  May 31, 2018

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Jin Wan Hong International Holding Limited

Full Name of Registrant

Room 1101, Block E, Guang Hua Yuan, 2031 Bin He Nan Road

Address of Principal Executive Office (Street and Number)

FuTian District, Shenzhen, Guangdong, China

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant cannot file its Aug 31, 2018 Form 10-q within the prescribed time period because management has not completed the process of gathering and analyzing the financial information that will be included in the registrant’s Form 10-K and anticipates it being filed within the fifteen day extension.

(Attach Extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Teng Fei Ma	(86-189)	4831-9148
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).     Yes   ☒       No   ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     Yes   ☐     No   ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Jin Wan Hong International Holding Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: Oct 1, 2018
	By:	/s/ Teng Fei Ma

	Name:	Teng Fei Ma

	Title:	Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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